

September 30, 2009

Via U.S. Mail and Facsimile (208-343-1321)

Anthony Maher
Chairman, President and Chief Executive Officer
PCS Edventures.com, Inc.
345 Bobwhite Court, Suite 200
Boise, ID 83706

> **Re: PCS Edventures.com, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 1, 2009**
> **File No. 0-49990**

Dear Mr. Maher:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your Form 8-K dated March 27, 2007 that the Middle Eastern territory of your license agreement with Global Techniques d/b/a PCS Middle East includes Iran and Syria. We also note disclosure in your 10-K that you are strengthening your existing relationships with your partners in the Middle East, and that PCS Middle East has sold $160,000 of your products in the Middle East since 2007. It is not clear whether these sales were made pursuant to the license agreement and were made only in the territories listed in the license agreement or whether they were made in other Middle Eastern countries. Iran and Syria, located in the Middle East, and Sudan, generally encompassed by references to

the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements, including whether Global Techniques or PCS Middle East has sold or distributed or intends to sell or distribute your technology or products in Iran or Syria. Please describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan or entities controlled by those governments. In this regard, we note from page 15 of your 10-K that the subject Middle Eastern country in each territory in which sales are made under the license agreement becomes the ultimate licensee.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance